CONSENT OF AUTHOR

October 17, 2011

TO:	British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Authorité des marches financiers
Manitoba Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securities
Northwest Territories Securities Registry
TSX Venture Exchange
Copper North Mining Corp.

Dear Sirs/Mesdames:

RE:	Copper North Mining Corp. (the "Company")

This letter pertains to the technical report entitled "2011 Qualifying Report for the Carmacks Copper Deposit, Yukon Territory" dated October 17, 2011 and prepared for the Company (the "Technical Report").

I hereby consent to being named in the listing application dated October 17, 2011 of the Company (the "Listing Application"). I further consent to the use and public filing of the Technical Report and to the filing of same with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public (including the SEDAR web page). I further consent to the Company making reference to and summarizing or taking extracts from the Technical Report in the Listing Application and in any document that may be required of the Company pursuant to applicable securities laws or stock exchange policies pertaining to continuous and timely disclosure.

I confirm that I have read the Listing Application and I confirm that the disclosure in the Listing Application fairly and accurately represents the information in the Technical Report that supports the disclosure in the Listing Application. I further confirm that I have no reason to believe that there are any misrepresentations in the information contained in the Listing Application that are: (i) derived from the Technical Report, or (ii) within my knowledge as a result of the services performed by me in connection with the Technical Report.

I also consent to the submission of the Technical Report to the applicable securities regulatory authorities and the TSX Venture Exchange.

Yours truly,

(signed) "Scott Casselman"
Scott Casselman, P. Geo.
Casselman Geological Services Ltd.